EXHIBIT 99.4
December 23, 2010
James C. Dyer, IV
Blueknight Energy Partners G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX 77002-5255
Dear Mr. Dyer:
Thank you for your letter of December 21.
We are pleased to hear that you care about the views of your limited partners. If the phone calls that you have been receiving in recent days are anything like the ones that we have gotten, then you have no doubt heard an outpouring of discontent with the current Global Transaction Agreement (“GTA”) from both large and small shareholders alike. In the long run, the only way that Blueknight will be successful is if its general partner is willing and able to build a mutually beneficial long-term relationship with the Partnership’s limited partners.
We continue to believe in the validity of the views expressed in our prior letter. Of course, we have never questioned the need for Blueknight to restructure its balance sheet. Our concerns center around the process that led to the current GTA and the numerous ways in which, as outlined in our previous letter, it violates the Partnership Agreement and is not in the best long-term interests of the Partnership. Notwithstanding any advice that you may have received, the proposed plan is not fair or appropriate. Blueknight can, and should, do better.
We welcome your willingness to consider modifications to the current GTA. In order to remedy the GTA’s current faults, however, these potential modifications will have to be quite fundamental. If you are open to such a discussion, we are certainly willing to meet with you. We assume that if you are genuine in the sentiments expressed in your letter, you will meet with us promptly and in advance of any further action related to the GTA.
If you agree to the above, please contact me to schedule a mutually convenient time to meet.
Thank you again for your reply.
Very truly yours,
/s/ Daniel Shuchman
Daniel Shuchman
Partner
cc: Board of Directors, Blueknight Energy Partners, L.P.